

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2023

Qiaoling Lu
Chief Executive Officer
Sentage Holdings Inc.
501, Platinum Tower
233 Taicang Road
HuangPu, Shanghai City 200001
People's Republic of China

> **Re: Sentage Holdings Inc.**
> **Annual Report on Form 20-F for Fiscal Year Ended December 31, 2022**
> **Response dated November 20, 2023**
> **File No. 001-40580**

Dear Qiaoling Lu:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance